VIA EDGAR

November 24, 2014

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

RE:

Gator Series Trust

File Nos. 333-186059 and 811-22794

Ladies and Gentlemen:

At the request of Ms. Christina Fettig of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence on behalf of the Gator Series Trust (the “Registrant”).  This letter is in response to oral comments received from Ms. Fettig on October 20, 2014 in connection with the review of the Registrant’s Annual Report, filed electronically on Form N-CSR on June 4, 2014 (the “Annual Report”).  Set forth below is a summary of Ms. Fettig’s oral comments and the Registrant’s responses thereto.

1.

Comment:

The Performance Illustration for the Gator Focus Fund (the “Focus Fund”) is presented for the Institutional Class shares of the Focus Fund, which have a minimum investment of $100,000.  If the Registrant uses the Institutional Class shares or any other class of shares with a minimum investment requirement over $10,000 for the line graph in future reports, base the line graph on the required minimum initial investment in accordance with Item 27(b)(7)(ii)(B) Instruction 1(d) of Form N-1A.

Response:

 The Registrant will base the graphs in future annual reports on the required minimum initial investment for the share class presented in the graph, if the required minimum exceeds $10,000.

2.

Comment:

 Please disclose whether there are any outstanding payables to the Registrant’s Trustees.  With respect to future annual reports, please ensure that any outstanding payables to the Registrant’s Trustees are disclosed separately in the Statement of Assets and Liabilities.

Response:

As of the date of the Annual Report (March 31, 2014), a total of $3,000 was due to Trustees.  This amount was paid out on April 25, 2014.  The Registrant will ensure that in future annual reports the amount of payables owed to Trustees, if any, is disclosed separately in the Statement of Assets and Liabilities.

3.

Comment:

 The staff noted that in the Statement of Changes in Net Assets for the Gator Opportunities Fund (the “Opportunities Fund” and together with the Focus Fund, the “Funds”), a Net Investment Loss of $686 was disclosed.  This amount, however, does not agree back to the amount listed as Accumulated Net Investment Loss for the Opportunities Fund on the Statements of Assets and Liabilities, which is listed as $584.  These amounts should agree in future annual reports.

Response:  The $102 difference between the amount listed as “Net Investment Loss” in the Statement of Changes in Net Assets for the Opportunities Fund ($(686)) and the amount listed as “Accumulated Net Investment Loss” on the Statements of Assets and Liabilities for the Opportunities Fund ($(584)) relates to a permanent book/tax difference for Net Operating Losses incurred as of March 31, 2014.  The Opportunities Fund deferred investment losses of $584, which were related to losses incurred after December 31, 2013, to be recognized on April 1, 2014.  The remaining $102 in Net Operating Losses was used to offset against short term capital gains for the current year and thus this amount was reclassed between the Accumulated Net Investment Loss and the Undistributed Realized Gain on Investments line item in the Statements of Assets and Liabilities.  The Registrant confirms that the amounts disclosed will be the same in future annual report filings.

4.

Comment:  The language in Note 4 to the Annual Report’s financial statements (“Note 4”) does not make it sufficiently clear that fee waivers and expense reimbursements are only subject to recoupment under the expense limitation in effect at the time such expenses were waived.

Response:  In future annual reports the Registrant will clarify the language in Note 4 to state that expenses and fee waivers are only subject to recoupment under the expense limitation in effect at the time the expenses were waived.

5.

Comment:  The staff noted that Note 2 to the Annual Report’s financial statements states that offering and organizational costs incurred by the Funds’ adviser, Gator Capital Management, LLC (the “Adviser”), in connection with the organization and offering of the Focus Fund are subject to recoupment in accordance with Note 4, the Annual Report does not disclose the total amount of these costs that are still subject to recoupment by the Adviser.

Response:  The Annual Report disclosed that, as of March 31, 2014, $170,994 in expense waivers remain subject to recoupment by the Adviser with respect to the Focus Fund.  This number includes $36,462 in offering costs and $40,098 in organizational costs, both of which remain subject to recoupment by the Adviser.  The total amount disclosed in Note 4, $170,994, differs from the amount listed as the Fees Waived and Reimbursed by the Adviser in the Focus Fund’s Statement of Operations ($130,896) by $40,098 because the Statement of Operations covers only the period April 24, 2013 through March 31, 2014.  The $40,098 in organizational costs and expenses was instead reflected in the Statement of Operations contained in the Focus Fund’s seed audit, which covered the period ended March 19, 2013.  In future annual reports the Registrant will disclose that the total amount disclosed in Note 4 includes offering and organizational expenses.

6.

Comment:   The Trustees and Officers information presented in the Annual Report does not disclose the term of office for the Trustees and Officers.  In future annual reports please identify the term of office for the Trustees and Officers.

Response:  Each Trustee holds office for an indefinite term that lasts until the earliest of (i) the election and qualification of his or her successor; or (ii) the date a Trustee resigns, retires, is declared bankrupt or incompetent by a court of competent jurisdiction, or is removed by the Board of Trustees or the shareholders.  Each Officer will hold office for an indefinite term until the date the Officer resigns, retires, or is removed by the Board of Trustees.  The Registrant will ensure that this information is included in future annual reports.

7.

Comment:  The staff noted that the N-CSR was signed by Andres Sandate as President, Secretary and Treasurer but that the Trustees and Officers information lists Derek Pilecki as President and Secretary and Erik Anderson as Treasurer.

Response:  The signatory for the N-CSR filing was inadvertently listed as the Registrant’s former President, Secretary and Treasurer, Andres Sandate.  Derek Pilecki is the Registrant’s current President and Secretary and Erik Anderson is the Registrant’s current Treasurer.  The Registrant will file an amendment to the N-CSR with corrected signature pages.

8.

Comment:  The staff noted that the Section 302 and Section 906 Certifications filed as exhibits to the N-CSR were signed by Andres Sandate as President, Secretary and Treasurer and that the Section 906 certification contained a reference to David Hanover as Treasurer and Principal Financial Officer.

Response:  The signatory for the N-CSR filing was inadvertently listed as the Registrant’s former President, Secretary and Treasurer, Andres Sandate.  The reference to David Hanover was an error.  Derek Pilecki is the Registrant’s current President and Secretary and Erik Anderson is the Registrant’s current Treasurer.  On November 24, 2014 the Registrant filed amended certifications, updated to the date of filing, with the correct signatories and with the reference to David Hanover removed.

9.

Comment:  The staff noted that the heading on the N-CSR filing referred to the Registrant as “Endurance Series Trust” while at other times the Registrant was referred to as “Gator Series Trust.”

Response:  The Registrant was formerly known as Endurance Series Trust.  The Registrant’s name was changed to Gator Series Trust effective February 27, 2014.  The EDGAR headings were updated to refer to the Gator Series Trust as of July 2, 2014.  The Registrant will ensure that in future annual reports the Registrant is properly identified as Gator Series Trust.

10.

Comment:  The staff noted that in Item 4 the amount of tax fees incurred by the Registrant were disclosed to be $4,000.  Please describe the nature of the services comprising these fees.

Response:  The Registrant paid $4,000 in Tax Fees for BBD, LLP to prepare the Funds’ federal and state income tax returns and federal excise return.  The Registrant will ensure that future annual reports contain a description of the nature of the services comprising these fees.

11.

Comment:  The staff also reviewed the 17g Fidelity Bond filing in connection with its review of the Annual Report, and noted with respect to that filing that (a) the resolutions approving the Fidelity Bond may be incomplete because they do not specifically identify the amount of the bond, and (b) the filing does not include a statement of the period for which the premiums for the Fidelity Bond have been paid.

Response:   The Board of Trustees approved the fidelity bond pursuant to the resolutions that were included in the Registrant’s 17g Fidelity Bond filing on August 13, 2014.  To ensure that it is clear that the Board of Trustees approved the amount of the Fidelity Bond and the amount of the premium for the Fidelity Bond, the Board of Trustees executed a written consent dated November 20, 2014 approving the following additional resolutions:

WHEREAS, the Board of Trustees of the Gator Series Trust (the “Trust”), at its May 16, 2014 meeting, previously approved the procurement of a Fidelity Bond for the Trust of an appropriate size, considering all relevant factors, and the payment by the Trust of the premium thereon (the “Prior Approval”); however, the specific amount of the amount of the Fidelity Bond and the amount of the premium to be paid by the Trust for the Fidelity Bond were not specifically identified in the Prior Approval;

NOW THEREFORE IT IS HEREBY RESOLVED, that the Prior Approval included, and the Board of Trustees hereby ratifies, the approval of the procurement of a Fidelity Bond with an aggregate coverage of $175,000 and the approval of the payment by the Trust of a premium in the amount of $1,520 on such Fidelity Bond.

On November 24, 2014, the Registrant re-filed the Fidelity Bond with a copy of the above resolutions.  The $1,520 premium paid by the Registrant for the Fidelity Bond covers the period from April 19, 2014 through April 19, 2015.  The Registrant will ensure that future Fidelity Bond 17g filings include appropriate resolutions that approve the form and amount of the bond and a statement of the period for which the premium has been paid.

In submitting this correspondence, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:

Christina Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549